
April 22, 2011

<u>Via E-Mail</u>
Mr. Charif Souki
Chief Executive Officer
Cheniere Energy Partners, G.P., LLC
700 Milam Street, Suite 800
Houston, Texas 77002

      Re: Cheniere Energy Partners, L.P.
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed March 3, 2011
             File No. 001-33366

Dear Mr. Souki:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

<u>Liquidity and Capital Resources, page 36</u>

<u>TUA Revenues, page 36</u>

1. Please provide us with proposed disclosure that expands the discussion in the first paragraph on page 37 regarding Cheniere Investments' capacity payments to Sabine Pass LNG. Your revisions should be consistent with your disclosure on page 36 regarding the Total Gas and Power North America, Inc. and Chevron U.S.A., Inc. capacity payments. Specifically, we note that you disclose the aggregate capacity payments required by

Cheniere Investments through 2028, but you do not disclose the frequency with which payments must be made, nor do you disclose the size of these payments.

Consolidated Financial Statements

Consolidated Statements of Operations, page 51

2. Please tell us how you calculate your earnings per limited partner unit data ("EPU") for all periods presented and provide all of the disclosures as required by FASB ASC Topic 260-10-50. It appears the two class method would apply to the EPU calculations in your situation in light of your capital structure. Refer to paragraphs 59A to 68 of FASB ASC Topic 260-10-45.

Consolidated Statements of Cash Flows, page 53

3. We note your disclosures on page 38 that you have restricted cash outflows of $298.7 million to pay for the construction activities at the Sabine Pass LNG terminal in 2009. However, we note the restricted cash inflows of $189.7 million and $109 million within the investing and financing activities, respectively, but cash outflow of only ($96.9) million for the construction within the cash flow statements. Please reconcile for us the differences between the disclosures and the cash flow presentation for 2009.

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 56

4. Please clarify to us and in your disclosure the meaning of your statement that "[t]he retained 2% of LNG delivered for each customer's account at the Sabine Pass LNG terminal is recognized as revenue as Sabine Pass LNG performs the services…." In this regard, tell us and disclose why you retained 2% of LNG delivered and deferred the processing of the LNG until a later time.

Note 12 – Related Party Transactions, page 62

LNG Terminal Capacity Agreements, page 62

Terminal Use Agreement, page 62

5. Explain to us and revise your disclosure to state the business reason for the assignment of the TUA signed by Cheniere Marketing to Cheniere Investments effective July 1, 2010.

Item 15. Exhibits and Financial Statement Schedules

(3) Exhibits, page 81

Exhibit 32

6. Please ensure that the certifications required by Item 601(b)(32) of Regulation S-K are signed on the date of your filing. In this regard, we note that your Form 10-K was filed on March 3, 2011, but your certifications are dated March 1, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, the undersigned at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Chase, Staff Attorney, at (202) 551-3485 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief